

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 2, 2007

VIA U.S. MAIL AND FAX 732-556-2242

Mr. Thomas Fitzpatrick
Chief Financial Officer
Centennial Communications Corporation
3349 Route 138
Wall, NJ 07719

      RE: **Centennial Communications Corporation**
               Form 10-K for the Fiscal Year Ended May 31, 2006
               Filed August 10, 2006
               File No. 000-19603

Dear Mr. Fitzpatrick:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               /s/ Larry Spirgel
                Assistant Director